                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                  Neuberger Berman Real Estate Income Fund Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   64126D106
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                                 (CUSIP Number)

                                Arthur D. Lipson
                             Western Investment LLC
                     2855 East Cottonwood Parkway, Ste. 110
                             Salt Lake City, UT 84121
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 10, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

CUSIP No.  - 64126D106

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Western Investment LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Delaware

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   231,400 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                231,400 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 231,400 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.57%

14      TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         ARTHUR D. LIPSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   231,400 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                231,400 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 231,400 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.57%

14      TYPE OF REPORTING PERSON*
        IN

* * * * * * * *

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT HEDGED PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   123,100 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                123,100 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 123,100 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.96%

14      TYPE OF REPORTING PERSON*
        PN

* * * * * * * *

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT ACTIVISM PARTNERS LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d)  [  ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   108,300 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                108,300 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        (See Item 5) 108,300 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.61%

14      TYPE OF REPORTING PERSON*
        OO

* * * * * * * *

ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $.0001
(the "Shares"), of Neuberger Berman Real Estate Income Fund Inc. (the
"Issuer"). The address of the principal executive offices of the Issuer is 605 Third Avenue, Second Floor, New York, NY 10158

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners LP, a Delaware limited partnership ("WIHP"), and Western
Investment Activism Partners LLC ("WIAP"), a Delaware limited liability company.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.

(b) The principal business address of each Reporting Person is 2855 East
Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP. The principal occupation of Arthur D.
Lipson is acting as managing member of WILLC. The principal business of
WIHP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lipson is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 231,400 Shares beneficially owned by WILLC is $4,637,076.31.  The Shares beneficially owned by WILLC were acquired with investment funds.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons'
belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of
Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, communicating with other shareholders regarding the company, purchasing additional Shares, selling some or all of its
Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 4,157,116 Shares outstanding as of January 12, 2005, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange
Commission on February 7, 2005. An affiliate of WILLC, Western Investment
Institutional Partners LLC (WIIP), acquired shares of NRL prior to 3/17/2005, and on 3/17/2005, sold all shares to WIHP and WIAP, as noted in Schedule A.

As of the close of business on March 18, 2005, WIHP and WIAP beneficially owned
123,100 and 108,300 Shares, respectively, representing 2.96% and 2.61%, respectively, of the Shares outstanding.  WILLC beneficially owned 231,400 Shares, constituting approximately 5.57% of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP and WIAP,
WILLC may be deemed to beneficially own the 231,400 Shares beneficially owned in the aggregate by WIHP and WIAP.  As the managing member of WILLC, Mr. Lipson may be deeemd to beneficially own the 231,400 Shares beneficially owned by WILLC.

(b) Each of the Reporting Persons is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by virtue of their respective positions as described in paragraph (a).

(c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

Investment decisions for WIHP and WIAP are made by WILLC.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1.   Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson,
Western Investment Hedged Partners LP, and Western Investment Activism Partners LLC,
dated March 18, 2005.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 18, 2005

                                                 Date

                             WESTERN INVESTMENT LLC

                             By: /s/ Arthur D. Lipson, Sole Member

                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment LLC,
                             its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member

                             WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                             By: Western Investment LLC,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON

EXHIBIT A

1.  Joint Filing Agreement by and among Western Investment LLC,
Arthur D. Lipson, Western Investment Hedged Partners LP and Western
Investment Activism Partners LLC, dated March 18, 2005. See attached.

                                  SCHEDULE A

           Transaction Code     Quantity      Trade Date   Price
 WIHP      Buy                      300        1/21/2005   $20.0118
           Buy                    3,100        2/18/2005   $20.2711
           Buy                    1,000        2/22/2005   $19.5400
           Buy                    2,300        2/23/2005   $19.6346
           Buy                    4,100        2/25/2005   $19.7400
           Buy                    4,300        2/28/2005   $19.7400
           Buy                    4,400        3/01/2005   $19.8688
           Buy                    1,400        3/02/2005   $19.9000
           Buy                    3,100        3/04/2005   $20.2600
           Buy                    4,000        3/07/2005   $20.4800
           Buy                    2,900        3/08/2005   $20.4334
           Buy                   10,800        3/10/2005   $19.5500
           Buy                    3,200        3/11/2005   $19.5500
           Buy                      900        3/14/2005   $19.5700
           Buy                    1,300        3/14/2005   $19.6000
           Buy*                  38,800        3/17/2005   $19.7100

 WIAP      Buy                    3,600        1/24/2005   $19.8700
           Buy                    4,800        2/02/2005   $19.6500
           Buy                    2,100        2/03/2005   $19.8600
           Buy                      600        2/04/2005   $19.9100
           Buy                      700        2/07/2005   $20.2500
           Buy                    1,900        2/09/2005   $20.1200
           Buy                    6,800        2/10/2005   $20.1400
           Buy                    4,900        2/11/2005   $20.1800
           Buy                    2,600        2/14/2005   $20.3300
           Buy                    2,200        2/14/2005   $20.2700
           Buy                    1,400        2/15/2005   $20.4300
           Buy                    1,900        2/16/2005   $20.5000
           Buy                    3,600        2/16/2005   $20.4900
           Buy                    6,800        2/17/2005   $20.5000
           Buy                    2,900        3/17/2005   $19.6400
           Buy*                   4,200        3/17/2005   $19.7100
           Buy                    2,300        3/18/2005   $19.5500

 WIIP      Buy                    2,800        3/05/2005   $20.4334
           Buy                    2,200        3/14/2005   $19.6000
           Buy                    3,100        3/15/2005   $19.8000
           Sell*                 38,800        3/17/2005   $19.7100
           Sell*                  4,200        3/17/2005   $19.7100

           *The 38,800 share and the 4,200 share transactions on
            3/17/2005 were cross trades between affiliates.

EXHIBIT B

                          JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 18, 2005
(including amendments thereto) with respect to the Common Stock of Neuberger
Berman Real Estate Income Fund Inc.. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 18, 2005

WESTERN INVESTMENT LLC

By: /s/ Arthur D. Lipson, Sole Member

WESTERN INVESTMENT HEDGED PARTNERS LP
By: Western Investment LLC,
       its General Partner

By: /s/ Arthur D. Lipson, Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
By: Western Investment LLC,
       its Managing Member

By: /s/ Arthur D. Lipson, Managing Member

   /s/ Arthur D. Lipson
      ARTHUR D. LIPSON